Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3 and related Prospectus of Newport Corporation for the registration of $175,000,000 of 2.50% Convertible Subordinated Notes due 2012 and 7,277,567 shares of Common Stock at $0.1167 par value per share, and to the incorporation by reference therein of our reports dated March 12, 2007, with respect to the consolidated financial statements and schedule of Newport Corporation, Newport Corporation’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Newport Corporation, included in its Annual Report (Form 10-K) for the year ended December 30, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
April 23, 2007